NEWS RELEASE
September 7, 2018

TAHOE ANNOUNCES SUCCESSFUL RESOLUTION TO THE LA ARENA PROTEST AND RESTART OF MINING OPERATIONS

VANCOUVER, British Columbia – September 7, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) announces a restart of mining operations following an agreement to end the protest at its La Arena mine in Peru. In the evening of September 6, 2018, the protestors from the community of La Ramada signed an agreement to participate in a formal dialogue table with Tahoe Peru to be hosted by the Ministry of Energy and Mines (MEM), which will begin today. Following the formal agreement, the protestors left Tahoe’s property and operations successfully restarted with the overnight shift. The Company welcomes a productive dialogue with the community members of La Ramada.

At this time, we do not believe there will be a material impact to annual production as a result of the 8 days of suspended mining operations. However, this event together with the labor strike in the second quarter at La Arena have disrupted production, and the Company now expects to be near the low end of its annual production guidance at La Arena of 160 to 185 thousand ounces of gold.

About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the production target for the Company’s La Arena mine in 2018, and the expectation of meeting such target at the low end of the range. Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the La Arena mine; the availability and sufficiency of power and water for operations; the timely receipt and renewal of permits and other approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the ability to resolve the protests and road blockages at the La Arena Mine; relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

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Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see “Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business” and “- Risk Factors Relating to Tahoe’s Shares” in the Company’s Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

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